Exhibit 99.1

FEMSA ANNOUNCES IN CONNECTION WITH tender offers

FEBRUARY 17, 2023

MONTERREY, MEXICO, February 17, 2023 – FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced that it has amended and restated the offer to purchase dated February 16, 2023 (the “Original Offer to Purchase”) in connection with its previously announced offers to purchase for cash (the “Offers”) FEMSA’s notes of the series set forth in the table below (all such notes, the “Notes” and each such series, a “series” of Notes), for an aggregate purchase price, excluding accrued interest and additional amounts, if any of up to US$2.0 billion, in order to correct a typographical error in the fixed spread and hypothetical total consideration for each of the 0.500% Senior Notes due 2028 and the 1.000% Senior Notes due 2033. The table below reflects the correct fixed spread and hypothetical total consideration for each of the 0.500% Senior Notes due 2028 and the 1.000% Senior Notes due 2033.

Notes	CUSIP/ISIN	Principal Amount Outstanding	Acceptance Priority Level	Reference Security/ Interpolated Mid-Swap Rate	Bloomberg Reference Page	Fixed Spread (basis points)	Hypothetical Total Consideration(1)
3.500% Senior Notes due 2050	344419 AC0 / US344419AC03	US$2,500,000,000	1	4.00% U.S. Treasury Note due 11/15/52	PX1	+120	US$768.10
4.375% Senior Notes due 2043	344419 AB2 / US344419AB20	US$700,000,000	2	4.00% U.S. Treasury Note due 11/15/42	PX1	+120	US$893.00
0.500% Senior Notes due 2028	-/ XS2337285519	€700,000,000	3	2028 Interpolated Mid-Swap Rate	IRSB EU <GO> (Euro Zone) Page, Pricing Source: BGN	+30	€863.71
1.000% Senior Notes due 2033	-/ XS2337285865	€500,000,000	4	2033 Interpolated Mid-Swap Rate	IRSB EU <GO> (Euro Zone) Page, Pricing Source: BGN	+70	€772.24

(1)	Per US$1,000 or €1,000, as applicable, principal amount of each series of Notes validly tendered and accepted for purchase.

Except as described in this press release, all other terms of the Offers as described in the Original Offer to Purchase remain unchanged. FEMSA has prepared an amended and restated offer to purchase, dated February 17, 2023 (as may be amended or supplemented from time to time, the “Offer to Purchase”) that reflects the changes described in this press release.

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FEMSA has engaged BofA Securities, Inc. as dealer manager in connection with the Offers (the “Dealer Manager”). Global Bondholder Services Corporation is acting as the tender and information agent for the Offers.

This press release is neither an offer to purchase nor a solicitation of an offer to sell the Notes. The Offers are not being made to Holders in any jurisdiction in which FEMSA is aware that the making of the Offers would not be in compliance with the laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to be made on FEMSA’s behalf by the Dealer Manager or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. Any questions or requests for assistance regarding the Offers may be directed to BofA Securities, Inc. at (888) 292-0070 (toll-free) or (646) 855-8988 (collect) or (+44) (207) 996 5420. Requests for additional copies of the amended and restated offer to purchase may be directed to Global Bondholder Services Corporation at (212) 430-3774 or (855) 654-2014 (toll-free).

Neither the Original Offer to Purchase, the Offer to Purchase nor any documents related to the Offers have been filed with, nor have they been approved or reviewed by, any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any documents related to the Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. FEMSA undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.